

March 18, 2013

Via E-mail
Darrell C. Sherman, Esq.
Vice President and General Counsel
Taylor Morrison Home Corporation
4900 N. Scottsdale Road, Suite 2000
Scottsdale, AZ 85251

> **Re:** **Taylor Morrison Home Corporation**
> **Amended Registration Statement on Form S-1**
> **Filed March 6, 2013**
> **File No. 333-185269**

Dear Mr. Sherman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A3 Filed On March 6, 2013

General

1. Please supplementally inform us why you deleted references to the fact that your Phoenix and West Florida markets generally have lower margins.

The Reorganization Transactions, page 11

2. We note your response to comment one from our letter dated February 26, 2013. You indicated that all of the equityholders in TMM (other than certain members of the management team of the Company who hold profits interests) will be issued new equity interests of the TPG and Oaktree holding vehicles that are substantially equivalent to the equity interests held by such equityholders in TMM prior to the Reorganization Transactions. Please provide the following:

- for certain members of the management team, you indicate that they will be treated the same as the other equityholders except that a portion of their vested and unvested Class M Units (profits interests) in TMM will be converted into an amount of vested and unvested New TMM Units (common units) based on the same methodology the other equityholders. Please help us understand how you determined how many of their vested and unvested Class M Units will be converted. Please also disclose the exchange ratio used to determine the appropriate number of units to be given to certain members of management. Please disclose and confirm that the same exchange ratio was used for all of the existing owners of TMM. Please also tell us what consideration you gave to including the impact of vested and unvested New TMM Units in your pro forma financial statements;

- given that only a portion of the vested and unvested Class M Units of certain members of management will be converted, please tell us how you determined that there was no increase or decrease in the proportionate ownership levels of all equityholders in TMM as a result of the exchange. Please also tell us what consideration you gave to whether the methodology used for certain members of management created preferential rights for certain equityholders; and

- please tell us the ownership levels of the TMM equityholders before the exchange.

Summary Historical and Pro Forma Consolidated Financial…, page 19

3. Since sales generated by your unconsolidated joint ventures will ultimately not appear in your financial statements as part of total revenues, please revise the operating data section of your table on page 21 for each period presented to separately quantify the sales value of U.S. and Canada backlog associated with your unconsolidated joint ventures. Please also similarly revise your disclosures on the top of page 72 and elsewhere throughout your filing where appropriate.

Dilution, page 60

4. You disclosed that pro forma net tangible book value per share is determined by dividing TMHC's pro forma tangible net worth by the aggregate number of shares of Class A common stock outstanding assuming that all of the holders of New TMM Units (other than TMHC) exchanged their New TMM Units. Please clarify and tell us how you determined the aggregate number of shares used in your calculation. Please also provide us with your calculation of the pro forma net tangible book value after the offering as well. Please clearly disclose how your pro forma net tangible book value amounts are derived both before and after the offering.

5. In your table on page 60, please clarify for us how you determined the total consideration amount paid by your existing equityholders.

<u>Unaudited Pro Forma Consolidated Financial Information, page 62</u>

6. On pages 19, 53, 62 and 75, you indicate that you will record a one-time non-cash charge relating to the exchange of Class J Units in TMM for Class J Units in the TPG and Oaktree holding vehicles. Please specifically disclose your basis for recording this adjustment and disclose how the related amount is calculated. Please specifically disclose the exchange ratio as well as the number of Class J Units described in Note 19 to the financial statements included elsewhere in your prospectus.

7. Regarding note (3) on page 21, you indicate that this represents Class A partnership interests in TMM. However, on page 20, note 3 refers to the basic weighted average number of "New TMM" Units outstanding. Please revise to consistently refer to either TMM or New TMM, as applicable.

8. Regarding note (e) on page 23 and note (g) on page 65, you indicate that the $3.5 million adjustment represents non-cash compensation expense related to the vesting of equity awards, including stock options and shares of restricted stock, granted to certain members of management in connection with this offering. Please expand your disclosures to disclose how this amount is calculated including the methodology and assumptions used. Please also clarify whether this adjustment relates to the equity transactions discussed on page 167 under Looking Ahead: Post-IPO Compensation. If not, please tell us where you have included the disclosures that reference these equity awards including stock options and shares of restricted stock granted to certain members of management. Please help us reconcile these equity awards accordingly.

<u>Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 67</u>

9. Where multiple adjustments are affecting the same line item, please revise to present each adjustment separately.

<u>Board Structure, page 148</u>

10. We re-issue comment seven of our letter dated February 26, 2013. You state that prior to the occurrence of a Triggering Event, vacancies on the Board of Directors may be filled by either the Board of Directors or the holders of a majority of the outstanding shares of common stock. Please clarify which of these two groups, the Board of Directors or shareholders, would determine who would fill a vacancy on the Board. If there is a protocol for determining which of these two groups would make the decision, please describe it.

<u>Looking Ahead: Post-IPO Compensation, page 166</u>

11. On page 167, you make reference to the exchange of Class M units, adjustment of phantom units and IPO equity grants that will occur in connection with this offering.

Please tell us what consideration you gave to including the impact of these equity transactions in your pro forma financial statements. Please also consider the impact of vested and unvested equity transactions, as applicable. Please clarify whether these equity transactions are directly attributable to the reorganization transactions and offering transactions.

Exchange of Class M Units, page 167

12. We note your statement that outstanding Class M Units in TMM subject only to time-based vesting conditions and Class M Units subject to performance-based vesting conditions will be converted into an amount of vested and unvested New TMM Units. Please disclose what amount of these currently unvested units will be converted to vested units, and any criteria that may be applied in determining whether an unvested Class M Unit will be converted into a vested New TMM Unit. Please also explain the manner in which unvested New TMM Units will be entitled to vote.

Principal Stockholders, page 190

13. In the chart on page 191 you indicate that your executive officers do not and will not hold any stock needed to be reported in this table. However, you indicate elsewhere that management will directly hold 1.3% of the New TMM Units. Footnote 6 indicates that this table includes vested New TMM Units and an equal amount of shares of Class B common stock, but no ownership of New TMM Units is presented for any of the executive officers or directors.

Certain Relationships and Related Party Transactions, page 193

Purchase of New TMM Units from the Principal Equityholders and Certain Members of Our Management, page 197

14. Please supplementally explain to us why you present the amount of cash proceeds that your executive officers and directors will receive from the purchase by you of New TMM Units and Class B common stock with the proceeds from this offering as a whole, rather than identifying the individuals and the amount that each will be receiving. In addition, please inform us of when the information in this table will be presented, as it does not appear in the correspondence filed March 8, 2013. Please refer to Item 404 of Regulation S-K.

TMM Holdings Limited Partnership Audited Consolidated and Combined Financial Statements

2. Summary of Significant Accounting Policies, page F-12

15. We note that on page F-13 you indicate that the fair value of acquired intangible assets was determined based on valuations performed by independent valuation specialists using

the income approach.   Please tell what consideration you have given to filing appropriate consents under Rule 436 of Regulation C. Please see Interpretation 233.02 of our Securities Act Rules Compliance and Disclosure Interpretations.

Capitalized Interest, page F-19

16. Please revise your capitalized interest accounting policy to explain the circumstances under which you would not capitalize interest costs to inventory. For example, we note that interest expense for the year ended December 31, 2010 was significantly higher than the other periods presented in your financial statements and thus it appears that at least a portion of your interest expense was not capitalized during that period. Please also revise your disclosure to clarify if the amount of interest incurred during each period presented was the same as the amount of interest capitalized. If the amounts are not the same, please revise to disclose the total amount of interest cost incurred during the period and the amount thereof that has been capitalized. Refer to ASC 835-20-50-1.

11. Income Taxes, page F-33

17. The $334.6 million reduction to your deferred tax asset valuation allowance represents a significant component of your net income of $430.8 million for the year ended December 31, 2012. Please enhance your disclosures to explain in further detail your consideration of ASC 740-10-30-16 through 30-25 in determining that as of December 31, 2012, it was more likely than not that these deferred tax assets are realizable. In particular, please address the following:

- Please disclose the amount of pre-tax income you need to generate to realize these deferred tax assets. Include an explanation of the anticipated future trends included in your projections of future taxable income. Confirm to us that the anticipated future trends included in your assessment of the realizability of your deferred tax assets are the same anticipated future trends used in estimating the fair value of your real estate inventory for impairment and any other assessment of your tangible and intangible assets for impairment; and

- If you are also relying on tax-planning strategies, please disclose the nature of your tax planning strategies, how each strategy supports the realization of deferred tax assets, the amount of the shortfall that each strategy covers, and any uncertainties, risks, or assumptions related to these tax-planning strategies.

19. Capital Structure, page F-50

18. On page F-50, you disclosed that certain members of management contributed approximately $3.3 million in equity. You also disclosed that as part of the new equity issuance, certain members of management were given the opportunity to purchase additional Class A Units. Please confirm whether the members of management that were

given the opportunity to purchase additional Class A Units were the same individuals that contributed $3.3 million in equity.

Equity-based Compensation – Fair Value, page F-54

19. You indicate that periodic valuations were performed in order to properly recognize equity-based compensation expense in your statements of operations. Please provide us an analysis of all equity issuances since April 1, 2012, including any planned issuances. For each transaction,

- identify the parties, including any related parties;

- the nature of the consideration;

- the fair value and your basis for determining the fair value.

  - Indicate whether the fair value was contemporaneous or retrospective;

  - To the extent applicable, reconcile the fair values you used for equity transactions to the Pre-IPO fair value.

- For equity transactions in which your Board of Directors estimated the fair value, please provide us with a detailed explanation of the significant factors, assumptions, and methodologies used in determining fair value; and

- Please also discuss your business enterprise valuations and how the significant factors listed on page F-55 impacted your valuations. Please provide enough information to explain the increase in your business enterprise valuations during 2012 and right up to your Pre-IPO business enterprise valuation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Darrell C. Sherman, Esq.
Taylor Morrison Home Corporation
March 18, 2013
Page 7

   You may contact Ernest Greene at (202)551-3733 or Lisa Etheredge at (202)551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3397 with any other questions.

         Sincerely,

         /s/ Jay Ingram

         Jay Ingram
         Legal Branch Chief